http://www.gses.com

AT THE COMPANY
John V. Moran
Chief Executive Officer

FOR IMMEDIATE RELEASE

GSE Systems Announces Third Quarter 2009
Financial Results

Sykesville, Maryland, November 9, 2009--GSE Systems, Inc. (GSE) (NYSE Amex – GVP), a leading global provider of real-time simulation and training solutions to the power, process, manufacturing and Government sectors, reported that revenue for the three months ended September 30, 2009 was $10.2 million, a 46% increase from the revenue reported for the three months ended September 30, 2008 of $7.0 million.

GSE reported operating income of $428,000 for the third quarter of 2009 as compared to operating income of $170,000 in the third quarter of 2008.  Net income for the three months ended September 30, 2009 was $458,000 or $0.03 per common share on both a basic and diluted basis as compared to a net loss of $58,000 or $0.00 per common share on both a basic and diluted basis for the third quarter of 2008.

The Company utilizes derivative instruments, specifically forward foreign exchange contracts, to manage market risks associated with the fluctuations in foreign currency exchange rates on foreign-denominated contract receivables. The Company is required to determine the fair value of its foreign currency contracts at the end of each quarter, and the change in the fair value is recorded in net income. The quarterly gains or losses incurred from the changes in fair value will net out to zero upon the foreign exchange contract expiration. The use of these derivative instruments is intended to protect the Company’s customer contract values and margins at the time the contracts are signed and are not designed to speculate on the direction of any currency, up or down. Simply put, the derivative instruments are protecting against currency fluctuations in a way that, regardless of which way a given currency moves, the ultimate payments from foreign customers will translate to the originally agreed to amounts.

For the three months ended September 30, 2009 and 2008, the Company incurred a $523,000 pretax non-cash gain and a $170,000 pretax non-cash loss, respectively, on the change in fair value of its derivative instruments and the related mark-to-market adjustment of the related contract receivables.

GSE’s backlog as of September 30, 2009 was approximately $58.6 million compared to $38.1 million at December 31, 2008. Backlog is defined as the remaining value of signed contracts and does not include any value for contracts being negotiated or for contracts that have been signed since September 30, 2009. Therefore, the backlog of $58.6 million does not include the expected total value of the full scope nuclear simulator currently being built for Westinghouse Electric Company’s Haiyang project in China.

“I am pleased to report another quarter of progress and performance,” said John V. Moran, GSE’s Chief Executive Officer. “We are proceeding on schedule with our recent Westinghouse award to build a full scope nuclear power plant simulator for a U.S. based AP 1000 nuclear plant. This recent award represented the first of a number of contracts for nuclear plant simulators in the U.S. that GSE expects to secure over the course of the next few years. The announcements from Westinghouse last month that the NRC had informed them that the proposed design of the shield building for its AP1000 power plant will require either additional analysis, testing or actual design modifications is not expected to have any impact on the three Westinghouse AP1000 simulators GSE is currently building in the U.S. and in China, or any of the potential AP1000 contracts currently in our pipeline.”

“Of special significance during the third quarter was our successful common stock offering that raised approximately $15.9 million in net proceeds. Approximately 30 qualified funds and investment groups participated, representing both existing and new shareholders. The added balance sheet strength will give us greater flexibility should future opportunities present themselves that are complementary to the Company’s long term growth strategies.”

“In summary, the near and long term outlook for our primary business sectors remains strong. We continue to maintain a record pipeline of opportunities and therefore remain very optimistic about our growth prospects and positive trends going forward.”

GSE Systems, Inc. provides training simulators and educational solutions. The Company has over three decades of experience, over 349 installations, and 100 customers in more than 40 countries.  Our software, hardware and integrated training solutions leverage proven technologies to deliver real-world business advantages to the energy, process, manufacturing and government sectors worldwide. GSE Systems is headquartered in Sykesville, Maryland located in the western suburbs of Baltimore, Maryland. Our global locations include offices in St. Marys and Augusta, Georgia; Tarrytown, New York; Nyköping, Sweden and Beijing, China. Information about GSE Systems is available via the Internet at http://www.gses.com.

We make statements in this press release that are considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements reflect our current expectations concerning future events and results. We use words such as “expect,” “intend,” “believe,” “may,” “will,” “should,” “could,” “anticipates,” and similar expressions to identify forward-looking statements, but their absence does not mean a statement is not forward-looking. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other important factors that could cause our actual performance or achievements to be materially different from those we project. For a full discussion of these risks, uncertainties, and factors, we encourage you to read our documents on file with the Securities and Exchange Commission, including those set forth in our periodic reports under the forward-looking statements and risk factors sections. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

AT THE COMPANY                                                     INVESTOR RELATIONS CONTACT
John V. Moran                                                                Feagans Consulting Inc.
Chief Executive Officer                                                  Neal Feagans
Phone: 410-970-7801                                                      Phone: 303-449-1184

GSE SYSTEMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Contract revenue	$10,217	$7,001	$28,995	$20,639
Cost of revenue	7,662	5,023	21,398	14,889

Gross profit	2,555	1,978	7,597	5,750

Operating expenses	2,127	1,808	5,980	5,902

Operating income (loss)	428	170	1,617	(152)

Interest income, net	16	42	50	76
Gain (loss) on derivative instruments	523	(170)	730	(165)
Other expense, net	(97)	(43)	(318)	(172)

Income (loss) before income taxes	870	(1)	2,079	(413)

Provision for income taxes	412	57	717	208

Net income (loss)	$458	$(58)	$1,362	$(621)

Basic income (loss) per common share	$0.03	$0.00	$0.08	$(0.04)
Diluted income (loss) per common share	$0.03	$0.00	$0.08	$(0.04)

Weighted average shares outstanding - Basic	16,813,379	15,920,908	16,268,210	15,683,442
Weighted average shares outstanding - Diluted	17,494,191	15,920,908	16,928,010	15,683,442

GSE SYSTEMS, INC. AND SUBSIDIARIES
Selected Balance Sheet Data
(in thousands)
(unaudited)

	September 30, 2009	December 31, 2008

Cash and cash equivalents	$ 21,717	$ 8,274
Current assets	42,744	23,297
Total assets	50,179	31,015

Current liabilities	$ 10,322	$ 9,409
Long-term liabilities	670	906
Stockholders' equity	39,187	20,700